Exhibit 21.1

Steakholder Foods Ltd.

List of Subsidiaries

Name	Jurisdiction of Incorporation	Parent	% Ownership (direct or otherwise)
Steakholder Foods USA, Inc.	Delaware, U.S.	Steakholder Foods Ltd.	100%
Steakholder Innovation Ltd.	Israel	Steakholder Foods Ltd.	100%
Steakholder Foods Europe BV	Belgium	Steakholder Foods Ltd.	100%
Peace of Meat BV	Belgium	Steakholder Foods Europe BV	100%